Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

China Nepstar Chain Drugstore Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333-147702) on Form S-8 of China Nepstar Chain Drugstore Ltd. of our reports dated April 24, 2012, with respect to the consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 20-F of China Nepstar Chain Drugstore Ltd.

/s/ KPMG

Hong Kong, China

April 24, 2012